# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CIMPRESS plc, CIK 0001262976
CUSIP: G2143T103
Title of class of securities: Ordinary Shares, nominal value per share of (euro)0.01
Address of issuer's principal executive offices: FIRST FLOOR BUILDING 3, FINNABAIR BUSINESS AND TECHNOLOGY PARK, DUNDALK, COUNTY LOUTH, Ireland (L2), A91 H9N9
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-004742
Filed by CIK 0001483859

## Reporting persons
- ArrowMark Colorado Holdings, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 882,970; shared voting power 0; sole dispositive power 882,970; shared dispositive power 0; aggregate amount beneficially owned 882,970 (3.58% of the class)

## Item 1. Issuer
Name of issuer: CIMPRESS plc
Address of issuer's principal executive offices: FIRST FLOOR BUILDING 3, FINNABAIR BUSINESS AND TECHNOLOGY PARK, DUNDALK, COUNTY LOUTH, Ireland, A91 H9N9

## Item 2. Person Filing
Name of person filing: ArrowMark Colorado Holdings, LLC
Address of principal business office or, if none, residence: 100 Fillmore Street, Suite 325, Denver, Colorado 80206
Citizenship: Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 882,970
Percent of class: 3.58%
Sole power to vote or to direct the vote: 882,970
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 882,970
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ArrowMark Colorado Holdings, LLC: Richard Grove, Richard Grove / Chief Compliance Officer (02/17/2026)